SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cordia Corporation

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(Name of Issuer)

Common Stock, Par Value $.001 Per Share

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(Title of Class of Securities)

21850P.200

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(CUSIP Number)

Geils & Co, LLC

1866 Leithsville Road, #301

Hellertown, Pennsylvania 18055

(800) 875-3660

July 6, 2009

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(Date of Event Which Requires Filing of This Statement)

I __ I      The filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

CUSIP NO. 21850P.200

1.  Name of Reporting Person.

Geils & Co, LLC

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2.  Check the appropriate box if a member of a group*

(A)

I___I

(B)

I___I

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3.  SEC Use Only

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4.  Source of Funds:          WC

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5.  Check Box if Disclosure of Legal Proceedings Are Required Pursuant to Items 2(d) or 2(e)        I__I

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6.  Citizenship or Place of Organization:      Florida

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Number of Shares Beneficially Owned by Each Reporting Person With:

7	Sole Voting Power	1,750,000
8	Shared Voting Power	0
9	Sole Dispositive Power	1,750,000
10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned
	By Each Reporting Person	1,750,000

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   I__I

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13.  Percent of Class Represented by Amount in Row (11):  15.96%

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14.  Type of Reporting Person

OO (Limited Liability Company)

Item 1.  Security and Issuer

This statement relates to the acquisition of common stock of Cordia Corporation, a Nevada corporation (the "Issuer"). The principal office of the Issuer is located at 13275 W. Colonial Drive, Winter Garden, Florida 34787.

Item 2.  Identity and Background

This statement is being filed by Geils & Co, LLC, a limited liability company organized under the laws of the State of Florida with principal offices at 1866 Leithsville Road, #301, Hellertown, Pennsylvania, 18055.

During the last five years, Geils & Co, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds totaling $105,000 is working capital of the purchasing entity.

Item 4.  Purpose of Transaction

The Securities were acquired for investment purposes.  Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, Geils & Co, LLC may at any time determine to dispose of some or all of the Securities.

Except as set forth above, Geils & Co, LLC does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amounts of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure;  (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amendment; or (j) any action similar to any of those enumerated above.  Geils & Co, LLC may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of Issuer

(a)

The aggregate number of shares held by Geils & Co, LLC is 1,750,000 or 15.96% of the Issuer's common stock.

(b)

Geils & Co, LLC has sole voting and dispositive power with respect to these shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.  Material to Be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2009

/s/ Geils & Co, LLC

By: Alexander Minella,

      Managing Member